SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                 SCHEDULE 13G
                                (Rule 13d-102)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
          TO RULES 13d-1(b) (c), AND (d) AND AMENDMENTS THERETO FILED
                           PURSUANT TO RULE 13d-2(b)



                        Warp Technology Holdings, Inc.
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                               (Name of Issuer)


                  Common Stock, Par Value $0.00001 Per Share
--------------------------------------------------------------------------------
                        (Title of Class of Securities)


                                  002840 10 6
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                                (CUSIP Number)


                                August 2, 2002
--------------------------------------------------------------------------------
              (Date of Event Which Requires Filing of Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                   |_| Rule 13d-1(b)
                   |X| Rule 13d-1(c)
                   |_| Rule 13d-1(d)



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CUSIP No. 002840  10  6             13G                 Page   2   of   8  Pages
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1.       NAME OF REPORTING PERSON:
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
         Lemire Corp.

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2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) |_|
                                                                         (b) |_|
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3.       SEC USE ONLY
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4.       CITIZENSHIP OR PLACE OF ORGANIZATION
         Panama
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                           5.   SOLE VOTING POWER:
                                5,000,000
     NUMBER OF           -------------------------------------------------------
       SHARES
    BENEFICIALLY           6.   SHARED VOTING POWER
      OWNED BY                  - 0 -
        EACH             -------------------------------------------------------
     REPORTING
       PERSON              7.   SOLE DISPOSITIVE POWER
        WITH                    5,000,000
                         -------------------------------------------------------

                           8.   SHARED DISPOSITIVE POWER
                                - 0 -
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9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           5,000,000
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10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
                                                                             |_|
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11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
          7.6 %
--------------------------------------------------------------------------------
12.      TYPE OF REPORTING PERSON*
          CO
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CUSIP No. 002840  10  6             13G                 Page   3   of   8  Pages
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1.       NAME OF REPORTING PERSON:
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
         The Toro Trust

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2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) |_|
                                                                         (b) |_|
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3.       SEC USE ONLY
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4.       CITIZENSHIP OR PLACE OF ORGANIZATION
         Liechtenstein
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                           5.   SOLE VOTING POWER:
                                5,000,000
     NUMBER OF           -------------------------------------------------------
       SHARES
    BENEFICIALLY           6.   SHARED VOTING POWER
      OWNED BY                  - 0 -
        EACH             -------------------------------------------------------
     REPORTING
       PERSON              7.   SOLE DISPOSITIVE POWER
        WITH                    5,000,000
                         -------------------------------------------------------

                           8.   SHARED DISPOSITIVE POWER
                                - 0 -
--------------------------------------------------------------------------------

9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           5,000,000
--------------------------------------------------------------------------------

10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
                                                                             |_|
--------------------------------------------------------------------------------

11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
          7.6%
--------------------------------------------------------------------------------
12.      TYPE OF REPORTING PERSON*
          OO(Trust)
--------------------------------------------------------------------------------



Item 1(a).        Name of Issuer:

     Warp Technology Holdings, Inc. (formerly known as Abbott Mines Limited)

Item 1(b).        Address of Issuer's Principal Executive Offices:

     535 West 34th Street
     5th Floor
     New York, New York 10001


Item 2(a).        Name of Person Filing:

     Lemire Corp.
     The Toro Trust

Item 2(b).        Address of Principal Business Office, or if None, Residence:


     Lemire Corp.
     Registered Office:                        Mailing Address:
     -----------------                         ---------------
     Calle 54, Avenida Samuel Lewis            Bergstrasse 389
     Urbanizacion Obarrio                      PO Box 777
     Panama                                    9497 Triesenberg
     Republic of Panama                        Principality of Liechtenstein

     The Toro Trust
     Registered Office and Mailing Address:
     -------------------------------------
     Bergstrasse 389
     PO Box 777
     9497 Triesenberg
     Principality of Liechtenstein

Item 2(c).        Citizenship:

     Lemire Corp.: Panama
     The Toro Trust:  Liechtenstein

Item 2(d).        Title of Class of Securities:

     Common Stock, par value $0.00001 per share (the "Ordinary Shares")

Item 2(e).        CUSIP Number:

     002840  10  6

Item 3. If this Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

     Not applicable.

Item 4.  Ownership.

     The Toro Trust is the owner and controlling shareholder of Lemire Corp., and makes all the investment decisions for Lemire Corp.

     (a)  Amount beneficially owned: (1)

    5,000,000 Ordinary Shares

--------

(1)Neither the filing of this Schedule 13G nor any of its contents shall be deemed to constitute an admission by Lemire Corp. or The Toro Trust that it is the beneficial owner of any common stock referred to herein for the purposes of Rule 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.


     (b)  Percent of class:

     7.6%

     (c)  Number of shares as to which such person has:

                 (i)    Sole power to vote or to direct the vote: 5,000,000

                 (ii)   Shared power to vote or to direct the vote: - 0 -

                 (iii)  Sole power to dispose or to direct the disposition of:
                        5,000,000

                 (iv)   Shared power to dispose or to direct the disposition of:
                        - 0 -

Item 5.          Ownership of Five Percent or Less of a Class.

     Not applicable.

Item 6.          Ownership of More than Five Percent on Behalf of Another
                 Person.

     Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

     Not applicable.

Item 8.          Identification and Classification of Members of the Group.

     Not applicable.


Item 9.          Notice of Dissolution of Group.

     Not applicable.

Item 10.         Certification.

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.



                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




                            LEMIRE CORP.


Dated: May  21, 2003        /s/ Hans Eggenberger
                            -----------------------------------------------
                            Name:   Dr. Hans Eggenberger
                            Title:  Attorney-in-Fact


                            THE TORO TRUST


Dated: May  21, 2003        /s/ Gerhard Meier
                            -----------------------------------------------
                            Name:   lic.oec. Gerhard Meier
                            Title:  for and on behalf of Consilium Treuhand AG
                            As:     Trustee, The Toro Trust

Exhibit (1):  Joint Filing Agreement